# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SEMLER SCIENTIFIC, INC., CIK 0001554859
CUSIP: 81684M104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 51 E Campbell Ave, Suite 107-D, Campbell, California (CA), 95008
Date of event which requires filing of this statement: 01/16/2026
Filed by CIK 0001162095
Persons authorized to receive notices and communications: Marianne C. Sarrazin, Esq., Goodwin Procter LLP, 525 Market, 32nd Floor, San Francisco, California (CA), 94105, (415) 733-6134

## Reporting persons
- ERIC SEMLER (CIK 0001162095): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TCS CAPITAL ADVISORS, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TCS CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SEMLER SCIENTIFIC, INC.
Address of issuer's principal executive offices: 51 E Campbell Ave, Suite 107-D, Campbell, California (CA), 95008

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4. is hereby amended to add the following:

On January 16, 2026, (the "Effective Time"), Semler Scientific, Inc. ("Semler Scientific") completed the transactions contemplated by the Agreement and Plan of Merger dated September 22, 2025, as amended by that certain amendment, dated as of December 3, 2025 (the "Merger Agreement"), by and among Semler Scientific, Strive, Inc. ("Strive"), and Strive Merger Sub, Inc., a wholly owned subsidiary of Strive ("Merger Sub"), pursuant to which, among other matters, Merger Sub merged with and into Semler Scientific effective as of January 16, 2026, with Semler Scientific surviving such merger as a direct, wholly owned subsidiary of Strive (the "Merger").

At the Effective Time, each share of Semler Scientific's common stock that was issued and outstanding immediately prior to the Effective Time (except for treasury stock or shares owned by Semler Scientific or Strive (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted)) was converted into the right to receive 21.05 shares of Strive's Class A Common Stock, plus cash in lieu of fractional shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following:

99.1 Joint Filing Agreement by and among TCS Capital Advisors, LLC, TCS Capital Management, LLC and Eric Semler, dated January 16, 2026.

## Signatures
- ERIC SEMLER: /s/ Eric Semler, Eric Semler (01/16/2026)
- TCS CAPITAL ADVISORS, LLC: /s/ Eric Semler, Eric Semler/Managing Member By: TCS CAPITAL MANAGEMENT, LLC its investment manager (01/16/2026)
- TCS CAPITAL MANAGEMENT, LLC: /s/ Eric Semler, Eric Semler/Managing Member (01/16/2026)